Exhibit 99.1
Dell shakes up storage array game with 3PAR buy
Complements EqualLogic
By Chris Mellor
The Register
Dell is changing the enterprise storage array supplier landscape by buying 3PAR for $1.15bn, adding an enterprise block storage array to its storage product roster and complementing the iSCSI EqualLogic storage arrays it bought in 2007.
Dell paid $1.4bn for EqualLogic, and it’s turned out to be an astute and successful purchase. 3PAR makes InServe arrays that have become a hallmark for ease of use and manageability. The company is a start-up that has focused almost exclusively on virtualised, clustered high-end Fibre Channel enterprise class storage, the T-Class, and using ASIC-based hardware to provide terrific performance and scalability. It was also very fast to market with technologies such as thin provisioning, thin volumes [1], automated data movement [2] and high-performance storage of VMware virtual desktop images.
3PAR has established its products as viable alternatives to DS8000 arrays from IBM, Hitachi Data Systems USP and EMC’s Symmetrix. Some would argue that 3PAR’s products are not in the actual top flight of enterprise arrays, but none would deny the company’s technical virtuosity and its ability to spot a storage trend, seize it and get product features to market in advance of competing suppliers.
In April last year 3PAR introduced an entry-level F-Class [3] product which competes with CLARiiON and similar modular arrays such as HP’s EVA line.
The company has been successful in selling into the cloud / managed service provider market and this can be expected to continue under Dell’s ownership.
It has often been remarked that Dell has not taken EMC’s Symmetrix arrays as well as the CLARiiON mid-range arrays because of EMC reluctance to countenance such a deal and Dell’s supposed small-medium business market core. It is now clear that Dell, in this coming era of converged IT stacks, absolutely has enterprise ambitions and will rapidly become a formidable competitor to EMC, HDS, HP (which OEMs the USP arrays) and IBM.
It is thought that, like EqualLogic, the 3PAR operation will be integrated into Dell’s management structure but operated as a semi-independent unit, that system having served well with EqualLogic. The F-Class will be positioned to not compete with Dell’s resold CLARiiON-based product, which is expected to transition to the converged CLARiiON/Celerra product in a few months time, offering unified block and file storage access.
Dell is evolving before our eyes, with last month’s Ocarina acquisition being followed very quickly by this 3PAR buy. The addition of Dell’s market coverage to 3PAR can be expected to boost sales. David Scott, 3PAR’s soon-to-be-richer CEO, said: “With Dell we combine a powerful, virtualised storage platform with an outstanding distribution network to deliver this value to an even broader set of customers.”
We may now ask if Dell is set on buying an Ethernet switch supplier so it has all the hardware pieces needed for a converged IT stack. Brocade has been said to be for sale but its OEM-based business may rule it out. Possible candidates are Arista, Blade Network Technologies and perhaps Juniper.

The acquisition cost of $1.15bn is net of 3PAR’s cash and is valued at $18 per 3PAR share. It is expected to close before the end of the year. This is a substantial acquisition by Dell and makes it an even stronger enterprise IT systems supplier.
Dell to Buy Storage Company 3PAR for $1.15 Billion
By Ritsuko Ando
Reuters
Dell Inc plans to buy data storage company 3PAR Inc for $1.15 billion in cash, expanding its offering of data center products to compete with rivals like IBM.
Dell said it would pay $18 a share for 3PAR, an 87 percent premium over Friday’s closing price. 3PAR provides storage products that use virtualization technology, which allows companies to boost efficiency.
International Business Machines Corp, Hewlett-Packard and Oracle Corp have been boosting investment in cloud computing and virtualization technology, as companies seek to manage the flow of their data and information.
Cloud computing is technology that allows users to access data and software over the Internet and corporate networks.
Analysts said Dell overpaid for 3PAR, but said the deal brings the company an important new piece of the puzzle.
“I think this is a very strong fit for their portfolio,” said Morningstar analyst Michael Holt.
He said Dell’s $1.4 billion acquisition of EqualLogic in 2008 brought the company a lower-price storage offering. The company has also been reselling more expensive products from EMC Corp.
“This gives (Dell) their own product line to push out there when their customers expand beyond the EqualLogic product line,” he said.
Dell’s computer sales have been hurt by the recession. It said it is seeking smaller acquisitions to diversify and improve its margins.
Wedbush analyst Kaushik Roy said he did not expect other companies like IBM or Oracle Corp to put in a competitive bid, partly because the premium was so high but also because they already had similar storage products of their own.
“Dell is paying the premium because they’re desperate for margins, and they’re desperate to get into the data center,” he said.
Shares of 3PAR jumped 86 percent to $17.96 in afternoon trading. Dell fell 0.3 percent to $11.98.
3PAR, which was founded in 1999, posted revenue of $194 million in its last fiscal year, with a gross margin of 65 percent.
EXPANDING PORTFOLIO
Dell said 3PAR’s virtualization technology helps customers reduce data management costs, including hardware and energy consumption.
Dell will integrate 3PAR’s products into an existing storage portfolio that also includes offerings from its joint partnership with EMC, as well as EqualLogic.

Dell executives said on a call that they would continue to offer EMC products.
BMO Capital Markets analyst Keith Bachman said the 3PAR deal will be a short-term negative for EMC, and speculated that that the Dell/EMC partnership may eventually be eliminated.
“We believe that the elimination of a Dell/EMC relationship would be neutral for Dell, since we believe that Dell will be much better served in the long-term by owning/developing intellectual property,” Bachman said in a research note.
He said the 3PAR deal is too small to have a material impact on his forecast for Dell.
Dell said the transaction would probably add to its earnings in fiscal 2012. The 3PAR deal is expected to close by the end of the year.
Dell had roughly $11 billion in cash and investments as of its last fiscal quarter. Last year it bought technology services company Perot Systems last year for $3.9 billion in its biggest-ever acquisition.
Is Dell Set To Become A Storage Juggernaut
By George Crump
InformationWeek
Dell today announced its intention to buy 3PAR. Assuming for a moment that everything goes through and Dell is successful at the integration strategy they suddenly become a force to be reckoned with in the storage industry. The combination of 3PAR, EqualLogic, Ocarina Networks all supported by Perot Services makes for a compelling combination.
I met with Dell at their campus in Round Rock last week and was impressed at how seriously they are taking the storage market. They are a team that seems to have a good focus on what their specific opportunity is. They also are very good at keeping a secret. There was not even a hint of the 3PAR purchase. In the spirit of disclosure both 3PAR and Ocarina Networks have been clients of Storage Switzerland.
With the 3PAR systems in the portfolio they have a solid product lineup top to bottom. Dell’s own entry level systems fits well with the entry level part of the SMB market, the mid tier is well covered by the EqualLogic products and now with 3PAR they have something that should appeal to the high end enterprise. If they are successful in integrating the Ocarina deduplication technology across all of these platforms they can provide an end-to-end deduplication message that is going to cause competitive problems for anyone in the space.
The combination of 3PAR and EqualLogic gives Dell a strong block storage platform. As we discuss in our recent article, “A Case for Block Based Storage In Virtualized Environments”, while NAS is getting a lot of attention as a solution for virtualized environments block storage can still have a roll to play. Dell may be able to respond on the NAS side as well, another acquisition that does not get as much attention is their purchase of Exanet. If they can round out the Exanet technology they could be very competitive in that market as well.
Normally I tend be fairly negative toward these types of acquisitions and its fair to say I am still skeptical. The conventional wisdom is that the EqualLogic purchase has been wildly successful. In my opinion though that was a natural fit for Dell, and they’ll admit it.
These latest rounds of purchases; Perot Systems, Ocarina Networks and 3PAR will be a greater challenge. To be fair there is not much overlap between the 3PAR and EqualLogic market places and the Ocarina integration, if pulled off correctly, should be complimentary across the board. It all comes down to execution. I can’t argue with Dell’s selection of companies.

They have selected great puzzle pieces and that is half the battle, the next half is how well do they integrate these technologies.
What does the competition do? Most of them will indicate that they already have the components that Dell is claiming to bring together. Others will stay focused on providing a single solution that competes with just one component of the larger system’s manufacturers portfolios. As we have stated in our article “Storage Vendors, The Deduplication Stakes Are Raised”, a crystal message here is that deduplication on primary storage is a must have capability for manufacturers.
In the end it really comes down to you the storage managers within the organizations that these suppliers are selling to. Do you see value in buying from a single vendor with the hope of future integration or would you rather have a product from a vendor solely focused on a particular product and market?
Dell’s 3Par Buy is a Shrewd move
By James Rogers
The Street
ROUND ROCK, Texas (TheStreet) — Dell’s(DELL) $1.15 billion acquisition of storage specialist 3Par(PAR) could be a shrewd move, opening the door to new cloud computing revenue.
Long touted as attractive acquisition bait, 3Par is seen as well-positioned for the shift towards cloud computing, which will force users to drive more efficiency out of their servers and storage. 3Par is a pioneer in thin provisioning technology, which allocates storage only when it is needed in an attempt to boost utilization rates
The Fremont, Calif.-based storage specialist, which competes with EMC(EMC) and IBM(IBM), lists Verizon(VZ), Savvis(SVVS), Credit Suisse(VZ) and the New York Stock Exchange(NYSE) among its customers.
The 3Par acquisition is not Dell’s first foray into the storage space. The tech giant bought privately-held Ocarina Networks for an undisclosed fee earlier this year, and spent $1.4 billion on EqualLogic in 2007.
Storage remains a small part of the broader Dell empire. Dell’s storage revenue increased just 4% year-over-year to $554 million during the first quarter, compared to overall revenue of $14.9 billion. EqualLogic sales, however, increased 21% compared to the prior year’s quarter and Dell said that its storage product mix is delivering better margins.
Dell also sells storage via an OEM deal with EMC, but is clearly eyeing additional opportunities in the storage market. In a statement released before market open, Dell confirmed that 3Par’s technology will sit alongside its existing PowerVault storage products, as well as offerings from EqualLogic and EMC.
“3PAR brings the same values of performance, agility and ease-of-use to higher end, virtualized storage deployments as EqualLogic does for the entry-level and mid-range,” explained Brad Anderson, senior vice president of Dell’s enterprise product group.

The 3Par deal has been approved by the boards of directors of both companies, and is expected to close before the end of 2010. Dell said the transaction, based on current estimates, is expected to be accretive to its non-GAAP earnings in fiscal 2012.
Shares of Dell, which reports its second-quarter results after market close on Thursday, were flat in pre-market trading.
The planned tender offer described in these materials has not yet commenced. The description contained in this release is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov